CUSIP No. 949759104                                          Page 20 of 22 Pages


EXHIBIT 5: LETTER OF NOVEMBER 14, 2000

(stationary of John Morrison)



                                November 14, 2000



Mr. Lawrence Kruse, Chairman, President & CEO
Wells Financial Corp.
53 First Street, S.W.
Wells, MN 56097

Dear Larry:

I appreciated your visit several weeks ago where we discussed our mutual interest in Wells Financial Corp. ("Wells"), and your apparent willingness to explore a potential transaction with us. My letter of July 21, 2000 outlined several potential structures that would have interest to us. In your letter of August 16, 2000 you indicated that Wells had engaged the use of an outside firm to assist in exploring options available to Wells. However, there has been no follow up information on this engagement provided.

I had hoped, based upon our previous meetings, that we could begin meaningful discussions on possible transactions. Quite frankly, I am surprised at the lack of any response and surprised that this matter has received such apparent limited attention from management and the Board of Directors of Wells. However, we have continued to analyze potential deal structures. We have engaged legal counsel and US Bancorp Piper Jaffray as investment banking advisors, to assist us in analyzing potential transactions and other alternatives available to the shareholders. There are several potential logical transaction structures. Undoubtedly, certain shareholders of Wells would welcome cash liquidity, while others may desire continuing stock ownership in a publicly-traded entity with liquidity, potential for price appreciation and on-going dividend income. For example, a transaction could be structured as 50% cash and 50% stock. This structure would allow for a tax-free exchange of the stock portion of the consideration. Under this structure, Well's stock would be valued at approximately $17.00 per share. This would represent a 24% premium over Well's current stock price ($13.75) and a 40% premium over the stock price ($12.00) prior to our filing of the 13D in July 2000.

In order to further our discussions, we would need to begin due diligence. We are prepared to sign a confidentiality agreement to begin that process. If you prefer our legal counsel could prepare a confidentiality agreement for your review.

We continue to believe a transaction would be beneficial to the shareholders of Wells and would meet with their approval. Further, the customers and employees of Wells would also benefit from a larger company that could operate more efficiently and deliver more diverse financial products to its

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CUSIP No. 949759104                                          Page 21 of 22 Pages


customers. We are prepared to have US Bancorp Piper Jaffray explain our position to the Board of Wells in more detail.

Please contact me at your earliest convenience, but in any event by November 27, 2000. We look forward to a meaningful dialogue regarding a potential transaction with Wells. I will call you in few days to discuss this further. Please feel free to call me or Kurt Weise at 612-512-5299, or you can reach John Palmer at
(630) 928-0231 or Rich Lashley at (973) 360-1666. Any mail should be directed to 5500 Wayzata Blvd., Suite 145, Golden Valley MN. Thank you.



                                       Sincerely,

                                       /s/ John M. Morrison

                                       John M. Morrison